UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. ("Telefônica" or the "Company"), in the manner and for the purposes of CVM Instruction No. 358/2002, as amended, and CVM Instruction No. 565/2015, hereby informs the shareholders and the market in general that, on this date, the Company's Board of Directors approved the terms and conditions of the merger into the Company of its wholly-owned subsidiary Telefônica Data S.A. ("TDATA") (the "Merger"), as well as the proposal for the convening of an Extraordinary General Meeting of the Company for November 30, 2018 (the "EGM"), to resolve on said Merger.

1.         Companies involved in the transaction and brief description of the activities performed by them.

At issue is a merger involving the Company and its wholly-owned subsidiary TDATA, as described below. The current corporate structure is as follows:

The Company is a publicly-held corporation whose main purpose is to provide telecommunication services and the development of activities necessary or useful for the execution of these services.

TDATA is a closely-held corporation whose purpose is to provide a variety of services, including the provision, without limitation, of audio, video, image and text content, applications, and the like, the exploration of integrated solutions and value-added services, which are additional and complementary to those performed by the Company.

TEXT_SP - 11405240v3 2523.947 1

 TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

2.         Description and purpose of the transaction.

The transaction to be submitted to the EGM is the Merger, into the Company, of TDATA, with its consequent extinction.

The Merger aims to standardize the rendering of services, as well as simplify the Company's current organizational and corporate structure.

After the implementation of the Merger, the corporate structure involving the companies will be as follows:

3.         Main benefits, costs, and risks of the transaction.

The main benefits of the Merger are: (i) the standardization of delivery of services; and (ii) the simplification of the Company's current organizational and corporate structure.

The management of the Company and TDATA estimates that the costs involved in the Merger shall be R$ 13,305,640.00.

The Company does not envisage risks caused by the Merger.

4.         Ratio of substitution of shares and criterion for setting it.

Since TDATA is a wholly-owned subsidiary of the Company, there is no need to contemplate the substitution of shares owned by minority shareholders of TDATA with shares issued by the Company.

TEXT_SP - 11405240v3 2523.947 2

 TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

5.         Calculation of the Substitution Ratio per the terms of article 264 of Law No. 6,404, of 1976.

Pursuant to the provisions of CVM Resolution No. 559/08 and in accordance with the opinion of the Department of Corporate Relations - SEP, there is no justification for the "preparation of an appraisal report based on the net equity value of the shares of the parent company and the subsidiary, valuating the two assets according to the same criteria and on the same date, at market prices,” provided for in article 264 of the Brazilian Corporations Law and article 8 of CVM Instruction No. 565/15.

6.         Right of withdrawal and amount of reimbursement.

Should the Merger be approved, the activities carried out by TDATA, complementary to the activities carried out by Telefônica, should be added to the corporate purpose of the Merging Company, by means of a change in its Bylaws to be resolved on in the same act. Due to the complementary and ancillary nature of the activities to be included in the corporate purpose of the Merging Company, the Merger shall not entail any change in its business or corporate purpose. In addition, as these activities have been exercised by TDATA, a wholly-owned subsidiary of Telefônica, such activities are already indirectly exercised by the Merging Company. Therefore, there will be no effective change in Telefônica's corporate purpose, and thus nothing to be said of a right of withdrawal for the merging company’s shareholders, which are dealt with in articles 136, items IV and VI, and 137 of the Brazilian Corporations Law.

7.         Main assets and liabilities that shall form each portion of the equity, in the case of a spin-off.

Not applicable.

8.         Approval from authorities.

The merger of TDATA into the Company does not require approval of the transaction by the National Telecommunications Agency - Anatel, as TDATA does not have any authorizations for telecommunications services. Nor does the transaction meet the requirements for reporting to the Administrative Council for Economic Defense - CADE.

TEXT_SP - 11405240v3 2523.947 3

 TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

9.         Other relevant information.

The Merger is subject to the approval of the shareholders of the companies involved, at general meetings to be held for this purpose.

The documents required for discussion at the Extraordinary General Meeting on the Merger in question are available to shareholders at the Company's headquarters and may also be consulted on the websites of the Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br), B3 S.A. - Brasil, Bolsa, Balcão (www.bmfbovespa.com.br) and the Company (www.telefonica.com.br/ri), in accordance with the provisions of the Brazilian Corporations Law and CVM Instruction No. 481/2009, as amended.

São Paulo, October 30, 2018.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil - Investor Relations

Tel: +55 11 3430-3687  | Email: ir.br@telefonica.com

Information available at: www.telefonica.com.br/ri

TEXT_SP - 11405240v3 2523.947 4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 29, 2018	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director